

December 4, 2013

Via E-mail
Mr. Paul A. Maleh
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116-5092

   Re: **CRA International, Inc.**
     Form 10-K for the Fiscal Year Ended December 29, 2012
     File No. 000-24049
     Filed March 8, 2013

Dear Mr. Maleh:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Revenue Recognition, page FS-9

1. With a view towards expanded policy disclosure, tell us how you report revenues generated from non-employee experts and explain the basis for your policy. Separately addressing engagements secured by non-employee experts and engagements secured by the company, please explain your consideration of each of the criteria for gross reporting and each of the criteria for net reporting found under ASC 605-45.

2. Prepaids and Other Assets, FS-16
5. Other Assets, page FS-18

2. We note the disclosure within the Risk Factor on page 17. With a view towards providing sufficiently detailed policy disclosure, please explain to us how you account

for your agreements with non-employee experts.   Refer us in your response to the accounting literature supporting your policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director